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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: SEPTEMBER 30, 1998
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
  Freadhoff, Keith D.                          NETGATEWAY, INC. (NGWY)                         X   Director          X  10% Owner
                                                                                               ----                 ----
---------------------------------------------------------------------------------------------       Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below
                                                Person (Voluntary)                            Chmn., Board of Director
    300 Oceangate #500                                                     March 2000         -----------------  ------------------
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original   _X_Form filed by One Reporting Person
                                                                           (Month/Year)       ___Form filed by More than One
    Long Beach,  CA  90802                                                                       Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
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Common Stock                                                                                   468,549           D
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Common Stock                                                                                   825,000           I      by Managed
                                                                                                                        Account
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Common Stock                       03/13/00      J             106,000     D      $1.00        456,666           I      by Trust-see
                                                                                                                         FN 1
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                Page 1 of 3 pages  SEC 1474 (7-97)

                              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                              CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                              DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
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7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
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Explanation of Responses:

See continuation page(s) for footnotes




                                                                                       /s/ Keith D. Freadhoff          04/10/2000
                                                                                  -----------------------------------  -----------
**Intentional misstatements or omissions of facts constitute                        **Signature of Reporting Person       Date
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.



                                                                                                Page 2 of 3 pages             Page 2
                                                                                                                     SEC 1474 (7-97)
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Freadhoff, Keith D.          NETGATEWAY, INC. (NGWY)          Page 3 of 3 pages
300 Oceangate #500           February 2000
Long Beach, CA 90802



In December 1998, Messrs. Freadhoff, Beebe, Danks, and Vanderhoff, contributed to the trust (the "Master Trust") 450,000, 100,000, 100,000, and 100,000 shares of common stock, respectively. The trustee of the Master Trust is Mr. Freadhoff and these individuals are the beneficiaries of this trust. This trust sold 350,000 of these shares to each of two trusts the trustee of which is Mr. Freadhoff and the beneficiary of one of which is Donald M. Corliss, Jr., our President and one of our Directors, and the beneficiary of one of which is David Bassett-Parkins, our Chief Financial Officer and Chief Operating Officer, and one of our Directors, in exchange for a promissory note from each of these trusts in the principal amount of $350,000. Each of these individuals has delivered to their respective trust a promissory note in the principal amount of $350,000. The Master Trust sold the remaining 50,000 of these shares to a trust the trustee of which is Mr. Freadhoff and the beneficiary of which is Hanh Ngo, our Executive Vice President-Operations, in exchange for a promissory note from this trust in the principal amount of $50,000. Ms. Ngo has delivered to this trust a promissory note in the principal amount of $50,000. The trusts (the "Individual Trusts") of which Messrs. Corliss and Bassett-Parkins and Ms. Ngo are beneficiaries are, by their terms, permitted to deliver the shares of common stock to their beneficiaries in three equal installments for a purchase price of $1.00 per share on or after January 1, 2000, 2001, and 2002 (subject to acceleration in the event of a change of control), provided that the individual beneficiary of the Individual Trust in question has not voluntarily terminated their employment with us prior to these dates. These individuals will satisfy the purchase price for their shares by means of the repayment of their respective promissory note to the respective Individual Trust. In the event that any of these beneficiaries should so terminate their employment with us prior to these dates, the trustee of the respective Individual Trust will return these shares in such Individual Trust to the Master Trust in satisfaction of the promissory note from this Individual Trust to the Master Trust. The Master Trust will then deliver these shares to its beneficiaries in proportion to their contributions of shares of common stock to the Master Trust. In January 2000, a new individual trust (the "Camblin Trust") was formed, the trustee of which is Mr. Freadhoff and the beneficiary of which is Roy W. Camblin III, the Company's Chief Executive Officer and a Director. At that time, the Master Trust contracted to sell to the Camblin Trust 100,000 shares of Common Stock in exchange for a promissory note in the amount of $425,000. Messrs. Freadhoff and Beebe intend to contribute 50,000 shares of Common Stock each to the Master Trust in respect of this sale to the Camblin Trust. Mr. Camblin has delivered to the Camblin Trust a promissory note in the amount of $425,000. The terms of Mr. Camblin's trust are substantially similar to the description of the Individual Trusts set forth above.

The reported transaction reflects sales from the Individual Trusts of which Mr. Bassett-Parkins and Ms. Ngo are beneficiaries to Mr. Bassett-Parkins and Ms. Ngo respectively.